UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 7, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the “company”)

DEALING IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS: VESTING OF SHARES AND SETTLEMENT BY ON MARKET SALES AND EQUITY SETTLEMENT

Johannesburg, Wednesday, 7 October 2026. In compliance with paragraphs 6.77 to 6.80 of the JSE Listings Requirements, the following dealings in securities by directors and prescribed officers of Harmony in relation to the vesting and settlement of deferred share awards made pursuant to the provisions of the Harmony Deferred Share Plan 2018 are disclosed:

1.	Name of director:	BB Nel
	Designation:	Group Chief Executive Officer

	Nature of transaction:	Vesting of deferred share awards and on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2026
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	160,992
	Number of ordinary shares retained for minimum shareholding requirement:	36,928

	Date of transaction:	2 October 2026
	Number of shares retained in own name:	0
	Number of vested shares sold:	124,064
	Highest price per share:	R295.29
	Lowest price per share:	R287.00
	Volume weighted average price per share:	R290.4505
	Total value of shares:	R36,034,450.83

	Nature and extent of director’s interest:	Direct beneficial

2.	Name of director:	BP Lekubo
	Designation:	Financial Director
	Nature of transaction:	Vesting of deferred share awards and on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2026
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	157,482
	Number of ordinary shares retained for minimum shareholding requirement:	38,433

	Date of transaction:	2 October 2026
	Number of shares retained in own name:	43,130
	Number of vested shares sold:	75,919
	Highest price per share:	R295.29
	Lowest price per share:	R287.00
	Volume weighted average price per share:	R290.4505
	Total value of shares:	R22,050,711.51

	Nature and extent of director’s interest:	Direct beneficial

3.	Name of director:	HE Mashego
	Designation:	Executive Director
	Nature of transaction:	Vesting of deferred share awards and on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2026
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	125,250
	Number of ordinary shares retained for minimum shareholding requirement:	30,801

	Date of transaction:	2 October 2026
	Number of shares retained in own name:	2,817
	Number of vested shares sold:	91 632
	Highest price per share:	R295.29
	Lowest price per share:	R287.00
	Volume weighted average price per share:	R290.4505
	Total value of shares:	R26,614,560.22

	Nature and extent of prescribed officer’s interest:	Direct beneficial

4.	Name of prescribed officer:	AJ Boshoff
	Designation:	Chief Operating Officer Australasia
	Nature of transaction:	Vesting of deferred share awards and on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2026
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	34,129
	Number of ordinary shares retained for minimum shareholding requirement:	3,365

	Date of transaction:	2 October 2026
	Number of shares retained in own name:	0
	Number of vested shares sold:	30 764
	Highest price per share:	R295.29
	Lowest price per share:	R287.00
	Volume weighted average price per share:	R290.4505
	Total value of shares:	R8,935,419.18

	Nature and extent of prescribed officer’s interest:	Direct beneficial

5.	Name of prescribed officer:	AZ Buthelezi
	Designation:	Chief People Officer
	Nature of transaction:	Vesting of deferred share awards and on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2026
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	38,106
	Number of ordinary shares retained for minimum shareholding requirement:	18,516
	Date of transaction:	2 October 2026
	Number of shares retained in own name:	7,140
	Number of vested shares sold:	12,450
	Highest price per share:	R295.29
	Lowest price per share:	R287.00
	Volume weighted average price per share:	R290.4505
	Total value of shares:	R3,616,108.73

	Nature and extent of prescribed officer’s interest:	Direct beneficial

6.	Name of prescribed officer:	U Govender
	Designation:	Chief Sustainability Officer
	Nature of transaction:	Vesting of deferred share awards and on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2026
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	4,078
	Number of ordinary shares retained for minimum shareholding requirement:	2,039

	Date of transaction:	2 October 2026
	Number of shares retained in own name:	1,091
	Number of vested shares sold:	948
	Highest price per share:	R295.29
	Lowest price per share:	R287.00
	Volume weighted average price per share:	R290.4505
	Total value of shares:	R275,347.07

	Nature and extent of prescribed officer’s interest:	Direct beneficial

7.	Name of prescribed officer:	FS Masemula
	Designation:	Deputy Group Chief Executive Officer
	Nature of transaction:	Vesting of deferred share awards and on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2026
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	15,425
	Number of ordinary shares retained for minimum shareholding requirement:	2,736

	Date of transaction:	2 October 2026
	Number of shares retained in own name:	6,788
	Number of vested shares sold:	5 901
	Highest price per share:	R295.29
	Lowest price per share:	R287.00
	Volume weighted average price per share:	R290.4505
	Total value of shares:	R1,713,948.40

	Nature and extent of prescribed officer’s interest:	Direct beneficial

8.	Name of prescribed officer:	MP van der Walt
	Designation:	Chief Corporate Officer
	Nature of transaction:	Vesting of deferred share awards and on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2026
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	96,835
	Number of ordinary shares retained for minimum shareholding requirement:	28,331
	Date of transaction:	2 October 2026
	Number of shares retained in own name:	36,648
	Number of vested shares sold:	31,856
	Highest price per share:	R295.29
	Lowest price per share:	R287.00
	Volume weighted average price per share:	R290.4505
	Total value of shares:	R9,252,591.13

	Nature and extent of prescribed officer’s interest:	Direct beneficial

9.	Name of prescribed officer:	JJ van Heerden
	Designation:	Chief Development Officer
	Nature of transaction:	Vesting of deferred share awards and on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2026
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	150,754
	Number of ordinary shares retained for minimum shareholding requirement:	37,219
	Date of transaction	2 October 2026
	Number of shares retained in own name:	0
	Number of vested shares sold:	113,535
	Highest price per share:	R295.29
	Lowest price per share:	R287.00
	Volume weighted average price per share:	R290.4505
	Total value of shares:	R32,976,297.52

	Nature and extent of prescribed officer’s interest:	Direct beneficial

10.	Name of company secretary:	SS Mohatla
	Designation:	Group Company Secretary
	Nature of transaction:	Vesting of deferred share awards and on-market sale of shares, in terms of the Harmony Deferred Share Plan 2018
	Vesting Date:	18 September 2026
	Class of securities:	Ordinary shares

	Number of ordinary shares vested:	18,722
	Date of transaction	2 October 2026
	Number of shares retained in own name:	10,016
	Number of vested shares sold	8,706
	Highest price per share:	R295.29
	Lowest price per share:	R287.00
	Volume weighted average price per share	R290.4505
	Total value of shares:	R2,528,662.05

	Nature and extent of company secretary’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings in securities in compliance with paragraph 6.83 of the JSE Listings Requirements.

Ends.

For more details contact:

Shela Mohatla
Executive: Group Company Secretary
+27 (0) 71 571 4249

Johannesburg, South Africa
7 October 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 7, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director